Milwaukee Journal Sentinel

Railroad challenger gets key support

Investment firm controls largest block of shares in Wisconsin Central

By RICK ROMELL
of the Journal Sentinel staff

Last Updated: Oct. 30, 2000

Edward A. Burkhardt won a key ally Monday in his fight to retake Wisconsin Central Transportation Corp., as an investment firm that oversees the largest single block of the railroad company's shares declared its support for the ousted company founder.

Siding with Burkhardt is Southeastern Asset Management Inc., an investment adviser in Memphis, Tenn., that holds or shares voting control over 14.4% of Wisconsin Central stock.

"There'll be more," Burkhardt said shortly after Southeastern disclosed its intentions in a filing with securities regulators.

Company spokeswoman Ann G. Thoma declined to comment.

A committee under Burkhardt opened the brewing proxy war for Wisconsin Central on Oct. 20, filing plans to ask shareholders to throw out the current directors and replace them with the insurgents' slate.

Burkhardt would return as a director and chief executive officer. He helped found Wisconsin Central in 1987 and was its top executive until the board forced him to resign last year.

Burkhardt has said that the company's performance has deteriorated since his ouster, and he has pointed to the decline in the Wisconsin Central stock price during the period.

Wisconsin Central has pointed to the still-larger drop in the share price during Burkhardt's final two years, and it has said its performance is rebounding.

With headquarters in Rosemont, Ill., the firm runs the largest railroad in Wisconsin, part of a North American network that stretches from Ontario and Minnesota to Chicago. It is the largest regional railroad in the U.S.

But Wisconsin Central also is a global player, having teamed with investment firms in the 1990s to buy formerly state-run railroads in New Zealand, Australia and the United Kingdom.

Those ventures helped propel the company stock to dizzying heights for a railroad, as investors saw a firm going international with an entrepreneurial approach that had proved highly successful in North America. From an initial public offering in 1991 to its peak in early 1997, Wisconsin Central stock increased more than 15-fold.

But slower growth in North America and, probably more important, problems abroad, particularly in the U.K., pulled Wisconsin Central shares from more than $40 in 1997 to around $10.

The company has been seen as a takeover target for more than a year, and Burkhardt's proposal essentially would break up the firm. His group has said that it would liquidate or spin off the international holdings. Also, it would seek to bolster the North American operations to position them for sale to one of the major carriers on the continent.

In its filing, Southeastern said it had met with Burkhardt and with top Wisconsin Central management, and that it believed Burkhardt's proposals were more likely to boost the stock.

Southeastern said its clients have lost millions on paper with Wisconsin Central stock.

Southeastern said its clients had spent $111 million on their shares. Just before Burkhardt opened the proxy war, those shares were worth about $75 million. Since then, Wisconsin Central stock has moved up about 19% - it closed Monday at $12.63 - raising the value of those shares to about $89 million.

The filing came after the market closed.

With Southeastern, Burkhardt's side appears to have more than 20% of Wisconsin Central shares. He himself owns more than 7%.

         Appeared in the Milwaukee Journal Sentinel on Oct. 31, 2000.

Milwaukee Journal Sentinel

An ousted rebel engineers a return

Edward A. Burkhardt launched proxy war for the company he helped build

By RICK ROMELL
of the Journal Sentinel staff

Last Updated: Oct. 28, 2000

From the time he was a kid, Edward A. Burkhardt's goal was set: He wanted to work on a railroad.

Now he wants to get one back.

Admired by many for helping to build the Wisconsin Central Ltd. into a model of regional railroad success, then ousted from the firm's top slot as its once-soaring share price slumped, Burkhardt now heads an insurgent group seeking to retake control of the company in a proxy war.

It's a corporate drama with some interesting twists.

There's the not-incidental question of whose train Microsoft Corp. founder Bill Gates will ride: Earlier this year, the world's richest man bought 7.8% of Wisconsin Central Transportation Corp. stock and became the company's third-largest shareholder. Meanwhile, Burkhardt, whose 3.5 million shares of Wisconsin Central stock give him almost as large a stake as Gates, is now

[photograph of Edward A. Burkhardt]
Photo/Karen Sherlock
Edward A. Burkhardt, who helped start
Wisconsin Central Transportation Corp.
in 1987, wants to replace the firm's board
after he was made to resign as CEO.
 .... Wisconsin Central: Stock
Tracker
 .... Timeline: Wisconsin Central

being helped by the failure last year of an anti-takeover measure he supported at the time.

Most significantly, Burkhardt is proposing to dismantle the very company he put together - a company that observers say was his vision and prized baby, and from which he departed in bitterness when forced to resign as chairman, president and chief executive officer in the summer of 1999.

Nothing personal, though, says Burkhardt.

"No, I've gotten over that," he said last week. "The thing that's personal is 3 1/2 million shares of stock. All I want to do is cash that thing."

A railroad rebel

Burkhardt was regarded as something of a railroad rebel for his entrepreneurial, productivity-driven approach to running the Wisconsin Central, and he's leading a rebel charge against the company now.

It's one more railroad role for someone who was bitten by the train bug early and has spent his entire adult life in the field. "I got interested in it as a kid and . . . before I graduated from college, I'd worked five summers for various railroads," said Burkhardt, 62. "My first job, I was 16 years old and working on a track gang." Then came stints as a brakeman, clerk, machinist's helper and chain man on a survey crew until, freshly armed with an industrial engineering degree, Burkhardt was ready to enter railway management.

He said his classmates at Yale University - Burkhardt graduated in 1960 - thought he was nuts. Railroads are dying, they told him.

Although an exaggeration, there was truth in that, and the industry continued to decline over the next 20 years, time Burkhardt spent as an executive first with the Wabash Railroad and then with the Chicago and North Western railway.

Law gave industry freedom

Then the Staggers Rail Act in 1980 eased regulation of railroads and gave them greater commercial freedom. It also allowed them leeway to abandon routes they didn't want.

Burkhardt and others sensed opportunity. They began buying castoff track from the major carriers and forming regional railroads that became important links in the rail network as the industry rebounded.

And among the strongest regional performers was Wisconsin Central, based in Rosemont, Ill.

It was fashioned in 1987 out of 2,000 miles of track, mainly in Wisconsin, purchased from the Soo Line by a group led by Burkhardt and Thomas F. Power Jr.

Power, who had been chief financial officer at the Milwaukee Road, took the same post at the Wisconsin Central. Burkhardt, whose experience was on the operations and marketing side of railroading, became president and CEO. "I think he was more kind of the visionary of the two," said Chad Neumann, \securities analyst at the State of Wisconsin Investment Board, the second-largest shareholder in Wisconsin Central.

"My understanding is it was Ed's idea," Strong Capital Management Inc. portfolio manager Chip Paquelet said of the Wisconsin Central. "And he surrounded himself with a few people, Tom being the most integral, and as a small group they executed the plan."

Profits, not rules

The plan included non-union employees and an absence of work rules, and it stressed marketing and customer service. Safety problems would arise later - a fiery 1996 train wreck in Weyauwega put the company under a particularly harsh spotlight - and workers eventually organized, but from a business standpoint, the plan worked.

Wisconsin Central became profitable six months after it was launched. Not only did it stay that way, but after the company went public in 1991, its stock went on a six-year run that saw its value increase more than 15-fold.

Beloved by Wall Street, the firm became what Paquelet called "an oxymoron - a growth railroad."

Paquelet credits Power as well as Burkhardt for the company's decade of success, but it's Burkhardt who inspires affection among many railroad people and buffs.

Not everyone is a fan. State of Wisconsin Investment Board investment director John Nelson views some of Burkhardt's actions since his forced resignation as opportunistic or self-serving.

But at Wisconsin Central's annual meeting in May, shareholders leveled criticism at the current management, then capped the session with an impromptu standing ovation for the ousted Burkhardt, who'd been sitting quietly in the back of the auditorium. The men who had fired him had little choice but to rise and applaud as well.

Among the Wisconsin Central leaders, Paquelet said, Burkhardt was known for a hands-on management style.

"Ed's the one most likely to be riding in the locomotive or sitting around the coffee table at the roundhouse," Paquelet said. But, he added: "That can be both good and bad. It's important that a chief executive know what's happening where the rubber meets the road, but it's also important that he step back and direct strategy and think about the big issues."

The Wisconsin Central board, at least, apparently believed Burkhardt wasn't doing that in some areas, Paquelet said. Tensions rose as the company's share price began to fall in 1997. Growth slowed in the domestic business, although that has remained solid. More importantly, Wisconsin Central's foreign ventures, which earlier had lifted the stock, began turning into headaches.

[map of Wisconsin Central train routes within and outside of Wisconsin]

Looking overseas

Beginning in 1993, Wisconsin Central had teamed with private investment firms to buy what had been government-run railroads in New Zealand, the United Kingdom and Tasmania, Australia.

Things started out well, but then New Zealand got bit by the Asian flu. Trying to turn the large British operation into a lean, entrepreneurial rail system proved particularly difficult. Profits from Britain fell more than 50% from 1997 through 1999.

And when Wisconsin Central stumbled in the United Kingdom, investors, who had bid the company's shares as high as $44 in January 1997, started selling. Paquelet said the stock had soared on the belief that Wisconsin Central "could have a cookie cutter and fix six or seven or eight or 10 of these state-run railroads."

The United Kingdom adventure showed that it wasn't necessarily so. By early 1999, Wisconsin Central shares had slid nearly to $12.

(Shortly afterward, they rose above $20. On the day Burkhardt's resignation was announced, the stock closed at $17.25. It closed Friday at $12, up 81 cents for the day and up $1.38 since Burkhardt unveiled his takeover attempt.)

Frequent clashes

As the firm faltered, its offices were anything but pleasant, a railroad executive at another company said. Burkhardt is "headstrong," the executive said, and clashed frequently with Power.

The executive - a friend of Burkhardt - said the Wisconsin Central CEO favored investing in the business for the long term and "was fighting Tom Power's philosophy to cut, cut, cut."

Whatever their respective business philosophies, Power was in the majority on the Wisconsin Central board.

On the July Fourth weekend last year, Burkhardt, in England working on the United Kingdom operations, got notice of a special board meeting set for the 7th. The subject wasn't specified, he said, but he finally found a director who told him over the phone: The board wanted his resignation.

"He was astounded," the executive from another rail company said. "Had no idea what was going on."

The action "devastated" Burkhardt, his wife later wrote in a letter to Wisconsin Central employees and the news media, portraying the boardroom coup as a betrayal by people they had considered friends.

Burkhardt, of course, didn't walk away empty-handed. The separation agreement included a $1.3 million payment to him when he resigned, another $1.3 million in monthly installments over three years, and Wisconsin Central's rights in a project to privatize the Estonian Railway.

And now, the coup has given way to a proxy war. Both sides have filed with securities regulators preliminary versions of the statements they want to send to shareholders.

Burkhardt faults the company's performance over the past year and points to the stock price decline since his ouster. Wisconsin Central points to the larger stock price decline of Burkhardt's last two years, faults his performance and says the company is rebounding.

Both Power and board Chairman Robert H. Wheeler declined through a company spokeswoman to say anything "at this time" beyond the firm's proxy statement.

Shareholder rights prove handy

Ironically, Burkhardt's campaign for a special vote by mail to replace the current board with his slate wouldn't be possible if shareholders had passed an anti-takeover measure he supported.

At the company's 1999 annual meeting - held just weeks before Burkhardt was sacked - a proposal to require that stockholder actions be taken only at a stockholder meeting was voted down. Burkhardt said he hadn't proposed the measure but, with the company vulnerable because of its slumping stock price, backed it.

"That seemed to appeal to me," Burkhardt said of the proposal. "I didn't spend a lot of time thinking about it."

He said he hasn't "been a flaming advocate of shareholder rights" but, given his new perspective, is "much more sensitive to that subject."

Two of Wisconsin Central's three largest shareholders - the firm that handles Gates' investments and Southeastern Asset Management of Memphis, Tenn. - declined to discuss Burkhardt's takeover bid.

Representatives of the State of Wisconsin Investment Board said they're withholding judgment but also spoke critically of Burkhardt.

Burkhardt's proposal essentially calls for dismantling the Wisconsin Central. He would liquidate or spin off the company's international holdings and would seek to bolster the North American lines to position them for sale to one of the major railroads that are moving to further consolidate the industry.

The state Investment Board doesn't think the time is right for the latter move, given a government-imposed moratorium on rail mergers that runs through mid-2001 and the current dim view in the stock market of railroad stocks generally.

"It would seem to be a bit opportunistic to try to take advantage of this at this time to replace a management that really hasn't had that much time to try and do their jobs right," said the board's Nelson.

Nelson and Neumann also said Burkhardt had called them in the spring and sounded them out on the idea of Wisconsin Central selling its overseas holdings to the international rail investment and consulting firm Burkhardt formed after his ouster.

"It seemed to be very self-serving," Nelson said.

Burkhardt said he hadn't been angling to buy Wisconsin Central's international holdings but was only exploring ideas presented by other investors on what to do

[quote]
The thing that's personal is 3 1/2 million shares of stock. All I want to do is cash that thing.
- -- - Edward A. Burkhardt, ousted railroad executive who has launched proxy war about the stumbling foreign railroads. And he said he has no intention of immediately selling Wisconsin Central's pieces at fire-sale prices.

Where do big holders stand?

Nelson expressed doubt that Burkhardt's insurgency has the backing of any of the major institutional shareholders.

No. 1 shareholder Southeastern Asset Management, with a 17% stake, earlier this year signaled its willingness to work with "third parties" to lift the sagging stock. But Nelson believes Burkhardt would say so if Southeastern were backing him.

Others, however, don't think Burkhardt would have started the proxy war if he didn't have support lined up.

Burkhardt won't comment on his backing, "except to say that it's substantial and it's from all types of shareholders, big and little."

Retired railroad executive Chris Burger, who worked under Burkhardt at the Chicago and North Western and admires him, has another perspective.

"I'm a big Ed Burkhardt fan, and I think it's kind of a shame what happened to him," Burger said. "But in the context of going in and turning the place around, I think he's got to offer something that he didn't have before, because certainly the decline began when he was there. . . . I think he's got an uphill battle."

Appeared in the Milwaukee Journal Sentinel on Oct. 29, 2000.

[photograph of Edward Burkhardt]
Fighting former chairman Ed Burkhardt
In front of some rolling stock

October 27, 2000 NBR | Nicholas Bryant reports:

FORMER CHIEF FIRES BROADSIDE AT TRANZ RAIL

Tranz Rail's decline is "Fay Richwhite writ large, the investment banker way of doing business, spin everything off or else," says fighting former chairman Ed Burkhardt. The US rail man got stuck into the performance of merchant banker Fay Richwhite as he revealed plans to overthrow the board of Wisconsin Central, Tranz Rail's major shareholder. He said he was sickened to see how Tranz Rail had gone downhill and called the management's plans to turn it around some of the strangest thought processes for running a railway he had ever seen.

                    The Associated Press State & Local Wire


The materials in the AP file were compiled by The Associated Press. These materials may not be republished without the express written consent of The Associated Press.

                      October 27, 2000, Friday, BC cycle

SECTION: State and Regional

LENGTH: 383 words

HEADLINE: Wisconsin Central management criticize takeover attempt by former CEO

DATELINE: MILWAUKEE

BODY:

  The management of the state's largest railroad has blasted an effort by a former chief executive officer of the firm to take it over.

  Wisconsin Central Transportation Corp. filed Thursday with securities regulators a response to the effort by Edward A. Burkhardt.

  Burkhardt, who still owns 3.5 million shares of the company based in Rosemont, Ill., has cited the decline in the stock price since he left 16 months ago as the underlying reason for the takeover attempt by a group he leads.

  The company said Thursday there had been a larger stock-price drop that happened during Burkhardt's final years as chairman, president and CEO.

  In saying the company should sell its stakes in foreign railroads, Wisconsin Central stated Burkhardt is seeking to eliminate a competitor to the firm he started after his ouster.

  "Mr. Burkhardt owns Rail World Inc., which competes directly with the company for international privatization transactions," the Wisconsin Central proxy statement says.

  "The company's exit from that line of business would benefit Mr. Burkhardt's personal financial interests without compensating the company's stockholders."

  The company said it has started an effort to boost the stock price that includes buying back shares, restructuring domestic operations and focusing on cash flow.

  Burkhardt disputed Thursday the contention he is seeking to benefit his company by removing Wisconsin Central as a competitor for international business.

  "I don't even consider them a competitor," Burkhardt said. "Have them stay in there, for all I care. What I'm tired of is them investing my money as a shareholder and going in where they're not going to be successful."

  The company said shares fell 72 percent under Burkhardt from a high of $44 in early 1997 to a low of $12.38 in the second quarter of 1999, a point described as "just prior to Mr. Burkhardt's removal by the board."

  Wisconsin Central stock hit $12.38 in midday trading April 12, 1999. That was nearly three months before Burkhardt's ouster. When he left July 8, the stock closed at $17.25.

  The insurgent group said there had been a 43 percent decline "since Mr. Burkhardt's departure," comparing the $10.75 price last Thursday with the $18.88 close on June 30, 1999.

               Copyright 2000 Knight Ridder/Tribune Business News
                   Copyright 2000 Milwaukee Journal Sentinel

                         The Milwaukee Journal Sentinel

                            October 27, 2000, Friday

KR-ACC-NO: MW-RAIL

LENGTH: 822 words

HEADLINE: Rosemont, Ill.-Based Rail Firm Blasts Ex-CEO for Naive Takeover Bid

BYLINE: By Rick Romell

BODY:

  The management of Wisconsin Central Transportation Corp. blasted back Thursday at ousted leader Edward A. Burkhardt and his takeover bid, calling his proposals naive, reckless and personally beneficial to Burkhardt.

  The company's filing with securities regulators marks the second round in a developing proxy war for control of the Rosemont, Ill.-based firm, which runs both Wisconsin's largest railroad and far-flung global operations.

  A key fighting point: responsibility for the sagging price of Wisconsin Central's once-high-flying stock.

  Burkhardt, who still owns 3.5 million shares, has cited the decline in the stock price since he was sacked 16 months ago as the underlying reason for the takeover attempt by a group he leads.

  Returning fire Thursday, the company pointed to the still-larger stock-price drop that happened during Burkhardt's last three years as chairman, president and chief executive officer.

  And the Wisconsin Central -- whose executives declined to take questions on the proxy fight -- also questioned Burkhardt's motives.

  In saying the company should sell its stakes in foreign railroads, Burkhardt is seeking to eliminate a competitor to the firm he started after his ouster, the Wisconsin Central said.

  "Mr. Burkhardt owns Rail World Inc., which competes directly with the company for international privatization transactions," the Wisconsin Central proxy statement says. "The company's exit from that line of business would benefit Mr. Burkhardt's personal financial interests without compensating the company's stockholders."

  The Wisconsin Central called Burkhardt's proposal to liquidate the firm -- besides selling the international interests, he would prepare the North American lines for sale -- naive, unworkable and reckless.

  The company said it has begun a program to boost the stock price that includes buying back shares, restructuring the domestic operations and focusing on cash flow. This isn't the time to sell, particularly with a U.S. government-imposed moratorium on mergers of the largest railroads, the company said.

  Burkhardt on Thursday disputed the charge that he is seeking to benefit his company by removing Wisconsin Central as a competitor for international business. He dismissed the company as no longer a factor in going after government-run railroads that are being privatized, saying the firm had failed to bid successfully in a number of cases.

  "I don't even consider them a competitor," Burkhardt said. "Have them stay in there, for all I care. What I'm tired of is them investing my money as a shareholder and going in where they're not going to be successful.

  "I'm sorry they decided to throw mud at me," he said.

  Burkhardt also denied that he was proposing a reckless liquidation of the Wisconsin Central and its foreign operations.

  "We certainly would not be selling off these assets at some kind of ridiculously low price, by any means," he said.

  The domestic lines are the most valuable, he said, and his plan is to build them up and wait until the major railroads are again in position to buy regional players such as the Wisconsin Central.

  In the proxy statements, each side seeks to shield itself and blame the other in portraying the decline in Wisconsin Central's stock price.

  The company said that under Burkhardt, shares fell 72 percent -- from a high of $ 44 in early 1997 to a low of $ 12.38 in the second quarter of 1999, a point described as "just prior to Mr. Burkhardt's removal by the board."

  Wisconsin Central stock hit $ 12.38 in midday trading on April 12, 1999. That was nearly three months before Burkhardt's ouster. On July 8, the day he was forced to resign, the stock was more than one-third higher, closing at $ 17.25.

  The insurgent group, meanwhile, pointed to a 43 percent decline "since Mr. Burkhardt's departure."

  That compares a $ 10.75 price last Thursday with the $ 18.88 close on June 30, 1999 -- a higher base than the closing price on the day of Burkhardt's forced resignation.

  Burkhardt contended that Wisconsin Central was significantly overvalued when it was trading above $ 40. The company, meanwhile, said that the decline during Burkhardt's last 21/2 years came while North American railroad stocks were rising and that the recent drop has tracked other major railroad stocks.

  Wisconsin Central on Thursday reported third-quarter earnings of 30 cents a share, down a penny from the third quarter of 1999.

  Excluding special items in both periods, the company earned $ 14.8 million, or 30 cents a share, in the most recent quarter -- down from $ 18.3 million, or 36 cents a share, in the 1999 quarter. The company cited higher costs.

  Wisconsin Central shares closed Thursday at $ 11.19, up 25 cents.

  -----

  To see more of the Milwaukee Journal Sentinel, or to subscribe to the newspaper, go to http://www.jsonline.com

25 Oct 2000
The Wall Street Journal

Wisconsin Central's Ex-CEO
Leads Bid to Take Over Board

By a WALL STREET JOURNAL Staff Reporter

ROSEMONT, Ill. -- The former top executive of Wisconsin Central Transportation Corp. is battling for the board of the regional freight-rail system with a rival slate of directors and plans to break up the company and sell off the pieces.

Edward Burkhardt, who was Wisconsin Central's president and chief executive officer until, he said, he was ousted by the board last July, would become chief executive of the company if the rival board is voted in by shareholders.

Mr. Burkhardt, 62 years old, is leading a group holding more than 3.5 million shares, or more than 7% of Wisconsin Central. Mr. Burkhardt holds most of the group's Wisconsin Central shares. The company, based in this Chicago suburb, said it currently has less than 49 million common shares outstanding.

Mr. Burkhardt said his strategy is to sell the company's minority interests in rail operations in New Zealand, Australia and Great Britain. In addition, he would sell the company's 2,800-mile North American rail operations to a major U.S. or Canadian rail system.

Mr. Burkhardt estimated the company's breakup value at more than $1 billion, about double its current market value. In 4 p.m. Nasdaq Stock Market trading Tuesday, Wisconsin Central rose 44 cents to $11.19.

Wisconsin Central said it opposes the Burkhardt solicitation and "expects to prevail." The company said it plans to file an opposing proxy statement "very shortly" with the Securities and Exchange Commission.

Mr. Burkhardt dazzled Wall Street during the 1990s with his turnaround of the company, but it recently has lost its luster with investors because of declining earnings and stock price.

25 Oct 00 Trains Magazine on-line

Railroad news from throughout North America.

Ed Burkhardt to try to regain control of Wisconsin Central

Edward A. Burkhardt, who last year was forced out as chief executive of Wisconsin Central, the successful regional railroad he helped found in 1987, is plotting to take over the firm and break it up, so as to redeem shareholders' investment.

Burkhardt outlined his battle plan in documents filed with the Securities and Exchange Commission on October 20. To wage his proxy fight, Burkhardt formed a group, the Wisconsin Central Shareholders Committee to Maximize Value. The committee says its goals are:

  . Overhauling Wisconsin Central's North American operations to produce revenue growth and reverse its recent slide in earnings.

  . Halting efforts to invest in "highly risky" and "low return" international rail privatizations.

  . Liquidating or spinning off Wisconsin Central's minority interests in its overseas rail investments.

  .  Considering the sale of Wisconsin Central's North American operations.

  . Changing corporate governance to require the annual election of all directors.

The panel would ask shareholders to replace the current board of directors with a group that includes Burkhardt, former Santa Fe executive John W. Barriger, TTX Company Chairman and CEO Raymond C. Burton Jr., and former Fox River Valley, Green Bay & Western, and Belt Railway of Chicago President Robert E. Dowdy. Currently, the WC board members are elected in "staggered" fashion, i.e., not every member is up for re-election each year, so Burkhardt's group must first force a change in WC's bylaws before all his nominees could be slated at once.

Wisconsin Central told the Milwaukee Journal Sentinel that it had no comment on the matter.

Corporately, WC has been a rags-to riches-to rags story for Wall Street. Its stock price opened at $2.75 during its initial public offering in 1991 after four years of being a privately held firm, and rose to $42 over the next six years. But slipping performance at WC, combined with investments overseas, helped cut stock prices by half by the time Burkhardt was forced out in August 1999. Since then, shareholders have seen the value of their holdings drop by an additional 43 percent.

Burkhardt, with 3.5 million shares or 7 percent, is one of the company's largest shareholders. His WCSCMV group controls 7.3 percent.

Burkhardt after leaving WC formed Rail World Inc. to consult and invest in overseas railroads, and has been reported to be involved with Poland's rail system. Under Burkhardt, Wisconsin Central gained interests in railways in Great Britain, New Zealand, and Australia. (posted 10/25/00)

                     Copyright 2000 Chicago Tribune Company

                                Chicago Tribune


             October 24, 2000 Tuesday, CHICAGO SPORTS FINAL EDITION

SECTION: Business; Pg. 1; ZONE: N

LENGTH: 653 words

HEADLINE: RAILROAD'S EX-CHIEF SEEKS TO RETURN;
PROXY FIGHT SET AT WISCONSIN CENTRAL

BYLINE: By James P. Miller, Tribune Staff Writer.

BODY:

  More than a year after being ousted from the top job at Wisconsin Central Transportation Corp., Edward Burkhardt is launching a proxy fight that seeks to unseat the railroad's entire board of directors, reinstate Burkhardt as chief executive--and sell off the company in pieces.

  In preliminary proxy materials filed with the Securities and Exchange Commission, a group led by Burkhardt is asking Wisconsin Central stockholders to remove all nine current members of the board, and to replace them with a slate designated by Burkhardt's group. If the replacement board is voted in, the 62-year-old Burkhardt would be named CEO, and the company would be put on the auction block.

  The group, which calls itself the Wisconsin Central Committee to Maximize Shareholder Value, currently holds a 7.2 percent ownership position in the Rosemont-based concern, principally composed of Burkhardt's personal 7.14 percent holding.

  The committee said it will seek to "position domestic operations for a strategic sale" to one of what it called "the developing mega-rail corporations" in the consolidating rail industry. The SEC filing specifically named Canadian National Railway Co., Norfolk Southern Corp. and CSX Transportation as potential buyers for the domestic Wisconsin Central operations.

  It also said the company should divest its overseas holdings, which include minority stakes in railroads in Britain and elsewhere.

  Wisconsin Central officials could not be reached for comment.

  In Nasdaq trading, Wisconsin Central's long-depressed shares (WCLX) inched up 12 cents to close at $10.75 per share.

  The group faces some obstacles in pursuing its aims. For one thing, Wisconsin Central's board is set up on a "staggered" basis, a standard corporate anti-takeover measure that allows only one-third of the board's membership to come up for re-election in a given year.

  Undeterred, the committee is asking shareholders to approve a bylaw change that will force the entire board to stand for re-election annually.

  The brewing fight for control, which will be conducted by mail-in ballot, has some intriguing elements. Burkhardt, a veteran of the old Chicago & Northwestern, co-founded Wisconsin Central through a 1987 purchase of about 2,000 miles of Midwestern and Canadian track from Canada's Soo Line.

  The company went public in 1991 with Burkhardt as chairman, CEO and president. His reputation as an industry visionary made the company a Wall Street darling, for a time.

  Later acquisitions in the Midwest helped make Wisconsin Central the nation's biggest regional railroad. But Burkhardt's real interest was in exploiting the global trend of governments selling off their national railroads to private investors.

  To that end, the rail company was able to buy holdings in railroads in New Zealand, Australia and Great Britain.

  But as investors began to lose enthusiasm for the costly international push, Wisconsin Central's once highflying shares went into a decline in the late 1990s. In mid-1999, Burkhardt resigned under pressure from the board. He was succeeded as CEO by the company's former chief financial officer, Thomas Power.

  Despite periodic rumors that it might be a takeover target, Wisconsin Central has seen its share price slide since the management shakeup.

  "It's clear that the present board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners," Burkhardt said.

  Asked why he is seeking to shed the overseas investments that were the keystone of his earlier growth strategy, Burkhardt said the holdings were fundamentally sound, but that Wisconsin Central's minority position has limited its ability to optimize the way the overseas operations are managed.

  He denied any interest in purchasing those assets in the breakup sale his group proposes. "I'm not looking for work," he laughed.

               Copyright 2000 Knight Ridder/Tribune Business News
                       Copyright 2000 Duluth News-Tribune

                          Duluth News-Tribune (Duluth)

                           October 24, 2000, Tuesday

KR-ACC-NO: DU-RAILROAD

LENGTH: 429 words

HEADLINE: Former Wisconsin Railroad Executive Challenges Board

BODY:

  A slide in earnings and stock price has triggered an attempt to remove and replace the Wisconsin Central Transportation Corp. board of directors.

  The drive is being led by Edward Burkhardt, the railroad's former chairman, president and chief executive, who owns 3.5 million shares of Wisconsin Central stock. A co-founder of the short line railroad, which operates a terminal in Superior, Burkhardt announced Monday he has formed the Wisconsin Central Shareholders Committee to Maximize Value, which will solicit shareholder consent to replace current board members.

  Burkhardt said net income has declined 17 percent since his July 1999 resignation, while the stock price dropped from $ 18.88 to $ 10.625 at Friday's market close. It closed at $ 10.75 Monday.

  "It is clear that the present board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners," he said. "We are tired of experiencing the continuous flow of earnings warnings and downgrades by analysts." Officials of the Rosemont, Ill.-based railroad holding company were guarded in their Monday response.

  "We oppose the Burkhardt solicitation and will be filing our response with the Federal Trade Commission shortly. We expect to succeed with it," said spokeswoman Ann Thoma.

  She declined to discuss circumstances surrounding Burkhardt's resignation.

  In his two-page statement, released on the Internet Monday by the PR Newswire, Burkhardt outlined several shareholders' committee initiatives designed to increase company value.

  Wisconsin Central should liquidate or spin off its minority interest in underperforming overseas rail investments, he said, including efforts to acquire the Aqaba Railway in Jordan.

  Burkhardt also suggested the possible sale of North American operations to a strategic buyer.

  Wisconsin Central's third quarter results are scheduled for release Thursday. Its net income through June 30 was $ 7.8 million, down from $ 18.8 million during the first six months of 1999. The reduced earnings reflected a $ 7.9 million writeoff for obsolete equipment at the company's European subsidiary, English Welsh & Scottish Railway Holdings Ltd.

  In March, the corporation announced an initiative to increase shareholder value, repurchasing $ 35 million in shares. On Sept. 21, the company indefinitely extended the repurchase program.

  -----

  To see more of the Duluth News-Tribune, or to subscribe to the newspaper, go to http://www.duluthnews.com.

                      Copyright Journal of Commerce, Inc.

                        Journal of Commerce - JoC Online

                            October 23, 2000, Monday

SECTION: LOGISTICS; Pg. WP

LENGTH: 736 words

HEADLINE: Former Wisconsin Central chief seeks to regain control

BYLINE: LAWRENCE H KAUFMAN

BODY:

  Edward Burkhardt, former chairman, president and chief executive of Wisconsin Central Transportation Corp., has begun an effort to replace the board of directors that dismissed him 15 months ago.

  Burkhardt said in a statement that he has formed a committee to propose several measures, including replacing the nine-member board of directors of the Rosemont, Ill.-based railroad, and exploring the sale of Wisconsin Central's North American operations to a strategic buyer. Wisconsin Central is the largest regional railroad in the United States and holds equity interests in railroads in Britain, Canada, New Zealand and Australia.

  Burkhardt was replaced in August 1999 by Thomas Power, the current chief executive, who was a co-founder of Wisconsin Central. The Burkhardt group said it has filed documents with the Securities and Exchange Commission and intends to solicit consent from shareholders once the SEC completes its review. If 50 percent of stockholders return proxies, the changes would be binding on the company, Burkhardt said.

  "We intend to oppose their solicitation," said Ann G. Thoma, a WC spokeswoman. "Our filing with the SEC will be made within the next few days and will be made public." She declined to comment further, citing SEC rules.

  Burkhardt owns approximately 3.5 million, or more than 7 percent, of Wisconsin Central's 49 million outstanding shares, and is believed to be the largest individual, non-institutional shareholder. He was a co-founder of the company in 1987.

  Although there was considerable bitterness at the time Burkhardt was replaced, he said in an interview today that "the happiest thing would have been for this group (the current board) to have been successful. The fact is they haven't been and we have had a precipitate decline" in the value of the stock.

  "The market is very good at sorting out winners and losers," Burkhardt said.

  He denied that the general decline in rail securities prices that has affected the Class 1 carriers should have any effect on Wisconsin Central.

  "The Class 1s have made some huge mistakes, but that doesn't justify the decline in Wisconsin Central's price."

  In addition to replacing the board of directors, the Burkhardt group wants the company to discontinue efforts to invest in high-risky, low-return international rail privatization, including attempts to acquire Jordan's Aqaba Railway.

  Other proposed measures include liquidating or spinning off Wisconsin Central's minority interests in what Burkhardt called its poorly managed and underperforming overseas rail investments and restoring Wisconsin Central's North American operations to historic levels of revenue growth and reversing the recent slide in earnings. The committee Burkhardt heads also plans to require the annual election of all directors, he said.

  Burkhardt said net income slid 17 percent in the year following his forced resignation in July 1999 and said the company's share price declined from $18. 88 just prior to announcement of his resignation to $10.625 at Friday's close. He said that compares with compound average annual increases of 115 percent in net income and 26 percent in the share price in the previous eight calendar years.

  "It is clear that the present board has no effective strategy in place to reverse this decline and to unlock the inherent value of Wisconsin Central for the benefit of its owners," Burkhardt said in the statement. "We are tired of experiencing the continuous flow of earnings warnings and downgrades by analysts."

  Burkhardt released the proposed slate of nominees to the Wisconsin Central board. In addition to himself, they include: John W. Barriger, vice president of Derson Group, and a longtime Santa Fe Railway executive; Raymond Burton, chairman and chief executive of railcar lessor TTX Co.; Robert Dowdy, transportation consultant and former president of Fox River Valley Railroad Co., Green Bay & Western Railroad Co. and Belt Railway Co. of Chicago; Aaron Gellman, professor of management and strategy at the Kellogg School of Management, Northwestern University; Michael Howell, chairman FPT Group Ltd. and a former executive of Railtrack PLC., which operates the British rail system infrastructure; Henry Posner III, chairman of Railroad Development Corp.; and Andy Sze, managing partner, Ginkgo Enterprise, and former president of intermodal operator Clipper Group.

               Copyright 2000 Knight Ridder/Tribune Business News
                   Copyright 2000 Milwaukee Journal Sentinel

                         The Milwaukee Journal Sentinel

                            October 23, 2000, Monday

KR-ACC-NO: MW-RAILROAD

LENGTH: 680 words

HEADLINE: Founder of Rosemont, Ill.-Based Railroad Company Declares Proxy War

BYLINE: By Rick Romell

BODY:

  Edward A. Burkhardt, the ousted founder of Wisconsin Central Transportation Corp., is mounting a battle to take over the company and move to sell off its pieces.

  The looming proxy war, if successful, could mean the sale of Wisconsin's largest railroad and the end of its parent firm.

  It certainly promises further drama in a company that once was a Wall Street darling, a rail firm that performed almost like a tech company but has since hit hard times.

  Wisconsin Central's former double-digit revenue growth has turned sluggish, earnings are down and the international operations "are a total disaster," Burkhardt said in an interview Friday after filing documents with securities regulators outlining the takeover bid.

  Company spokeswoman Ann G. Thoma said the firm had no comment.

  Burkhardt, who helped found Wisconsin Central in 1987 but was ousted as chairman, president and chief executive officer in August 1999, remains a major stockholder. He owns 7.14 percent of the company's shares.

  Burkhardt heads a committee that plans to ask Wisconsin Central stockholders to vote out the current board of directors and replace it with the insurgent group. Burkhardt would become chief executive officer.

  Then, according to the documents filed Friday, the group would chart a course that would position the company's domestic operations, including Wisconsin Central Ltd., to be sold to one of the developing mega-rail systems such as Canadian National, Norfolk Southern or CSX.

  There has been speculation over the past year that Canadian National might buy Wisconsin Central, which is based in Rosemont, Ill. The firm already hauls Canadian National trains from Superior to Chicago under a long-term agreement.

  Any sale would depend on whether shareholders would benefit, Burkhardt said.

  Burkhardt added that he would seek a buyer that would run Wisconsin Central as an independent unit.

  The international operations -- Wisconsin Central holds minority stakes in formerly government-run railroads in Great Britain, New Zealand and Australia -- would be liquidated or spun off.

  "They're a disaster, every one of them," Burkhardt said. "Minority holdings in a company dominated by people who don't know how to run it."

  Since leaving Wisconsin Central, Burkhardt has formed a company, Rail World Inc., that has bid to take over a government railroad in Estonia and is advising a bidder on a government operation in western Australia.

  Burkhardt said he couldn't fully gauge the extent of support for his group but believes it is substantial.

  At Wisconsin Central's annual meeting in May, unhappy shareholders leveled criticism at company leaders, then gave Burkhardt -- who had been sitting quietly in the back of the room -- an impromptu standing ovation.

  In February, Wisconsin Central's largest shareholder, Southeastern Asset Management, filed documents with securities regulators saying it might hold talks with third parties about ways to increase the value of Wisconsin Central stock. Southeastern Asset Management, an investment firm in Memphis, Tenn., controls 16.08 percent of Wisconsin Central shares.

  Other large shareholders include the State of Wisconsin Investment Board, with
5.58 percent, according to Burkhardt's filing, and Microsoft Corp. founder Bill Gates.

  Gates' investment firm bought Wisconsin Central stock last April. He holds
7.32 percent, according to Burkhardt's filing.

  In its best times, Wisconsin Central has been hailed for its efficient, entrepreneurial approach to railroading.

  The company went public at $ 2.75 a share in 1991. Over the next six years, its stock price soared to about $ 42.

  A two-year decline that began under Burkhardt's leadership -- revenue growth also slowed before he left -- chopped the share price in half. Since his ouster, Burkhardt said in his filing, the price has declined an additional 43 percent. It closed Friday at $ 10.63.

  -----

  To see more of the Milwaukee Journal Sentinel, or to subscribe to the newspaper, go to http://www.jsonline.com

                    The Associated Press State & Local Wire


The materials in the AP file were compiled by The Associated Press. These materials may not be republished without the express written consent of The Associated Press.

                      October 21, 2000, Saturday, BC cycle

SECTION: State and Regional

LENGTH: 445 words

HEADLINE: Former head plans proxy fight for Wisconsin Central

DATELINE: MILWAUKEE

BODY:

  The ousted founder of the state's biggest railroad has informed securities regulators that he is mounting a takeover bid, with plans to sell off various operations of Wisconsin Central Transportation Corp. once his group gets control.

  Edward A. Burkhardt said that if the plan succeeds, he would seek a buyer that would keep Wisconsin Central operating as an independent unit.

  Burkhardt helped found Wisconsin Central in 1987 but was ousted as chairman, president and chief executive officer in August 1999.

  He remains a major stockholder with 7.14 percent of shares in Wisconsin Central, which is based in Rosemont, Ill., and has a regional headquarters in North Fond du Lac.

  Burkhardt told the Milwaukee Journal Sentinel in an interview Friday that the railroad's former double-digit revenue grown has turned sluggish, earnings are down and international operations "are a total disaster."

  The newspaper said company spokeswoman Ann G. Thomas declined comment. No listing for her could be found when The Associated Press tried to reach her Saturday.

  According to Burkhardt's filing of documents Friday, he heads a committee that plans to ask Wisconsin Central stockholders to vote the current board of directors out and replace it with his group. Burkhardt would become chief executive officer.

  His group then would work to position the company's domestic operations, including Wisconsin Central Ltd., for sale to one of the developing mega-railroad systems, such as Canadian National, Norfolk Southern or CSX.

  Wisconsin Central currently hauls Canadian National trains from Superior to Chicago under a long-term agreement.

  Any sale would depend on whether it would benefit shareholders, Burkhardt said.

  International operations would be spun off or liquidated. Wisconsin Central has minority stakes in formerly government-run railroads in Great Britain, New Zealand and Australia.

  "They're a disaster, every one of them," Burkhardt said. "Minority holdings in a company dominated by people who don't know how to run it."

  The largest shareholder in Wisconsin Central is Southeastern Asset Management, with 16.08 percent. Other large shareholders include Microsoft Corp. founder Bill Gates' investment firm, with 7.32 percent, and the State of Wisconsin Investment Board, with 5.58 percent.

  Wisconsin Central stock closed Friday at $10.63 a share.

  It was $2.75 a share when the company went public in 1991 and climbed over the next six years to about $42 before a two-year decline that started when Burkhardt still headed the company.

  In his filing, Burkhardt said the price dropped another 43 percent since his ouster.